Exhibit 11


             Calculation of Earnings (Loss) Per Share

               (in thousands except per share data)


                                          Three Months Ended
                                               March 31,
                                             1997       1996


Weighted average common                      4,467      4,467
and common equivalent
shares outstanding

Diluted weighted average common              4,763      4,467
and common equivalent
shares outstanding

Net Earnings (Loss)                          $   7    $(1,041)


Primary Earnings (Loss) Per                  $ 0.00   $(0.23)
Common Share

Diluted Earnings (Loss) Per                  $ 0.00   $(0.23)
Common Share